September 25, 2012

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

	Re:	DaVita Inc.
Amended Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-182572

Mr. Reynolds and Mr. Williamson:

On behalf of our client, DaVita Inc. (“DaVita” or the “Company”), we are hereby submitting certain changed pages to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-182572) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended. These pages demonstrate certain revisions the Company proposes to make to the prospectus cover page pursuant to Item 501 of Regulation S-K and in accordance with comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”).

The Company has revised the Registration Statement to remove certain information from the outside front cover page in order to ensure that information required on the outside front cover page under Item 501 of Regulation S-K is able to fit on the cover page. The provisions include disclosure pertaining to: (1) the per unit amount of earn-out payments, (2) shares being registered for resale under the Registration Statement, (3) the market for DaVita securities, (4) cross-reference to the risk factors section of the prospectus, (4) the Commission legend and (5) the date of the prospectus, which will be presented on the outside front cover page of the prospectus at the time it becomes effective, as shown in the attached.

The Company respectfully advises the Staff that certain information previously presented on the outside front cover page of the prospectus duplicates disclosure elsewhere within the Summary and Question and Answers sections of the prospectus. The Company proposes to remove this duplicative information from the outside front cover page in the cases where it is not required to be so presented. Specifically, the Company proposes to remove from the outside front cover page information with respect to: (1) the support agreements entered into by certain HCP Members, which appears in the Summary on page 7 of the prospectus, (2) the treatment of HCP Options in the Merger, which appears in the Question and Answers and in the Summary, on pages 3 and 8 of the prospectus, respectively, and (3) the specific composition of the withheld consideration, which appears in the Question and Answers on page 3 of the prospectus. Each of these three topics is also discussed in further detail throughout the body of the Registration Statement.

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If you have any questions or would like further information concerning the matters discussed herein, please do not hesitate to contact me at 202-887-1554.

Very truly yours,

/s/ David P. Slotkin
David P. Slotkin

Cc:	Kim M. Rivera
Spencer D. Klein
Robert E. Denham
Mark H. Kim

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Members of HealthCare Partners Holdings, LLC:

You are cordially invited to attend a special meeting of members of HealthCare Partners Holdings, LLC, a California limited liability company (“HCP”), to be held at , on , , 2012, at a.m., local time.

As previously announced, DaVita Inc., a Delaware corporation (“DaVita”), and HCP have entered into an Agreement and Plan of Merger as amended by the Amendment to Agreement and Plan of Merger (the “Merger Agreement”) that provides for the merger of a wholly owned subsidiary of DaVita with and into HCP (the “Merger”), with HCP continuing as the surviving entity and as a wholly owned subsidiary of DaVita. DaVita is a leading provider of kidney care services for those diagnosed with chronic kidney disease. Following the Merger, DaVita will be renamed “DaVita HealthCare Partners Inc.”

Before we can complete the Merger, we must obtain the approval of the members of HCP (the “HCP Members” and, individually, an “HCP Member”) holding a majority of the issued and outstanding Class B Common Units of HCP (“HCP Common Units”). Accordingly, at the special meeting, you will be asked to vote upon a proposal to approve the principal terms of the Merger and the Merger Agreement with DaVita. Only holders of record of HCP Common Units on the date of the special meeting are entitled to notice of and to vote at the special meeting. No vote of the DaVita stockholders is required to complete the Merger.

If the Merger is completed, the total merger consideration (not including any potential earn-out payment) to be paid to the holders of HCP Common Units and vested and unvested options to purchase HCP Common Units (the “HCP Options”) is an aggregate of $3,660,000,000 in cash and 9,380,312 shares of DaVita common stock, par value $0.001 per share (“DaVita Common Stock”), subject to certain adjustments (including a potential reduction in the merger consideration as a result of an estimated shortfall in working capital, if any, at the time of closing and a post-closing final working capital adjustment). The value of merger consideration per fully diluted HCP Common Unit, based upon the closing price of $ per share of DaVita Common Stock on , 2012, the last trading day prior to the date of this prospectus, and assuming no reduction to the total merger consideration as a result of an estimated working capital adjustment at the time of closing, would be $ . Each holder of HCP Common Units may elect to receive, in exchange for each HCP Common Unit held by such HCP Member, the merger consideration per fully diluted HCP Common Unit in the form of cash or stock, or a combination thereof, subject to adjustment and proration.

The Merger Agreement provides that, notwithstanding the election by an HCP Member to receive all cash or all stock, or a combination thereof, an HCP Member may receive a combination of cash or stock that is different from what such HCP Member may have elected, depending on the elections made by other HCP Members, in order to ensure that the aggregate merger consideration of $3,660,000,000 in cash and 9,380,312 shares of DaVita Common Stock, subject to certain adjustments, is fully allocated and paid in the Merger. No fractional shares of DaVita Common Stock will be issued in the Merger.

Regardless of whether an HCP Member elects cash or stock, or a combination thereof, a portion of each HCP Member’s and optionholder’s pro rata portion of the total merger consideration will be withheld from payment and contributed to three escrow accounts that support a potential working capital adjustment to the merger consideration, certain indemnification obligations, certain contingent payments, and certain costs and expenses that may be incurred by the member representative.

In addition to the merger consideration payable at the closing of the Merger and amounts that may be released over time from the escrow accounts, HCP Members and holders of HCP Options may receive up to $275,000,000 of additional cash consideration in the form of two separate earn-out payments that are based on the financial performance of HCP for fiscal years 2012 and 2013. The payment of the earn-out amounts is subject to the terms and conditions for such earn-outs set forth in the Merger Agreement.

Assuming payment of the entire $275,000,000 earn-out, each HCP Member and each holder of HCP Options would receive an additional approximately $2.61 per fully diluted HCP Common Unit.

We may also permit certain individuals or entities who receive shares of DaVita Common Stock in connection with the Merger to use this prospectus to cover resale of up to 9,139,610 shares. If this happens, we will not receive any proceeds from such sales. See “Selling Security Holders” on page 210 for information relating to resale of our securities pursuant to this prospectus.

DaVita Common Stock is listed on the New York Stock Exchange under the symbol “DVA”. On , 2012, the last trading day before the date of this prospectus, the closing sale price of DaVita Common Stock was $ per share.

The accompanying prospectus provides you with detailed information about the Merger and the special meeting. We encourage you to read the entire prospectus and the Merger Agreement carefully, including the “Risk Factors” beginning on page 38.A copy of the Merger Agreement and the Amendment to the Merger Agreement are attached as Annex A-1 and Annex A-2 to the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the transactions described in this prospectus or the securities to be issued pursuant to the Merger or determined if the information contained in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This prospectus is dated , 2012, and is first being mailed to HCP Members on or about , 2012.

After careful consideration of the Merger and the terms of the Merger Agreement, the board of managers of HCP (the “HCP Board”) has determined that the Merger is fair, advisable, and in the best interests of HCP and the HCP Members. Accordingly, the HCP Board unanimously recommends that the HCP Members approve the principal terms of the Merger and the Merger Agreement.

In considering the recommendation of the HCP Board, you should be aware that some of the members of the HCP Board and HCP’s executive officers have interests in the Merger that are different from, or in addition to, the interests of the HCP Members generally.

You should also be aware that HealthCare Partners Medical Group, an HCP Member and a California general partnership, Drs. Margolis, Chin, and Paulsen, and Mr. Mazdyasni collectively own, directly or indirectly, 74,143,125.7 HCP Common Units, which represent approximately 74% of the outstanding HCP Common Units, and they have each entered into an agreement with DaVita pursuant to which they have agreed to vote all of the HCP Common Units owned or controlled by them in favor of the approval of the principal terms of the Merger and the Merger Agreement. Accordingly, the approval of the principal terms of the Merger and the Merger Agreement by the HCP Members is assured.

We are excited about the opportunities the Merger may bring to HCP and the HCP Members, and we look forward to the successful completion of the Merger.

Sincerely,

Robert Margolis, M.D.

Chairman and Chief Executive Officer HealthCare Partners Holdings, LLC

This prospectus incorporates by reference important business and financial information about DaVita that is not included or delivered with this document. This information is available without charge to HCP Members upon written or oral request. You can obtain the documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address and telephone number: HealthCare Partners Holdings, LLC, 19191 South Vermont Avenue, Suite 200, Torrance, California 90502, (310) 354-4200.

To obtain timely delivery of requested documents prior to the special meeting, you must request them no later than , 2012, which is five business days prior to the special meeting.